Almaden Files Pre-Feasibility Study of the Ixtaca Gold-Silver Project, Mexico

VANCOUVER, BC -- (Marketwired - May 18, 2017) - Almaden Minerals Ltd. ("Almaden" or "the Company") (TSX: AMM) (NYSE MKT: AAU) announces that the independent NI 43-101 Pre-Feasibility Study of the Ixtaca Gold-Silver Project located in Puebla State, Mexico (the "PFS"), has been filed on SEDAR. A summary of findings from the PFS was announced in Almaden's press release issued April 3rd, 2017. The full report, prepared by Moose Mountain Technical Services ("MMTS"), can be viewed under the Company's profile on www.sedar.com.

The independent qualified persons responsible for preparing the PFS are Tracey Meintjes, P.Eng. and Jesse Aarsen, P.Eng. of MMTS, Ken Embree, P.Eng. of Knight Piésold Ltd., Kris Raffle, P.Geo. of APEX Geoscience Ltd., and Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd., all of whom act as independent consultants to the Company, are Qualified Persons as defined by National Instrument 43-101 and have reviewed and approved the contents of this news release.

About Almaden

Almaden Minerals Ltd. owns 100% of the Tuligtic project in Puebla State, Mexico. Tuligtic covers the Ixtaca Gold-Silver Deposit, which was discovered by Almaden in 2010.

On Behalf of the Board of Directors

"Morgan Poliquin"

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.

Contact Information:
Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/